UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PMFG, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34156	51-0661574
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

14651 North Dallas Parkway, Suite 500 Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Ronald L. McCrummen	(214) 357-6181
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, the Company has undertaken efforts to determine our conflict minerals1 reporting requirements for the period from January 1 to December 31, 2014.

We have determined that during 2014 our company manufactured (or contracted to manufacture) products as to which conflict minerals are necessary to the functionality or production of such products. As is required, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or came from recycled or scrap sources.

The Company’s RCOI process included conducting an inquiry of our direct suppliers using the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template. We relied upon our suppliers’ representations regarding the origin of their minerals and their smelter data to determine the source of the conflict minerals within our supply chain.

The Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on our website under the Investors tab at www.pmfginc.com. The content on any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – PMFG, Inc.’s Conflict Minerals Report for the period January 1 to December 31, 2014 as required by Items 1.01 and 1.02 of this Form.

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[1]	The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or an adjoining country.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PMFG, Inc.

By:	/s/ Ronald L. McCrummen	Date: May 29, 2015
Ronald L. McCrummen
Executive Vice President and Chief Financial Officer